UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-53276
CUSIP NUMBER:

(Check One):[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SASR [ ] Form N-CSR

For Period Ended:                                           December 31, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

PART 1 – REGISTRANT INFORMATION

SIMLATUS CORP.
(Full Name of Registrant)

175 Joerschke Drive, Suite A
(Address of Principal Executive Office (Street and Number))

Grass Valley, California 95945
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,  11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine months ended December 31, 2016 will not be submitted by the deadline due to a situation where our auditor had to be replaced and the workload exceeds available personnel.  The XBRL component of the financial statements will not be finalized in time to meet the filing deadline of February 14, 2017.

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PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Gary Tilden                                                (530)                                                               205-3437

(Name)                                                      (Area Code)                                           (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes    [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[X] Yes    [  ] No
The Company expects to report gross profit of $31,831 as compared to Nil in the prior comparative nine months ended December 31, 2015, and a net operating loss of approximately $1,730,613 for the nine months ended December 31, 2016, as compared to a net operating loss of $772,896 in the same period ended December 31, 2015. Further we expect to report a net loss of approximately$5,249,170 for the nine months ended December 31, 2016, as compared to a net loss of $1,766,347 in the prior comparative period.

During the comparative nine month periods ended December 31, 2016 and 2015 the Company experienced an increase to its operating costs, and particularly other G&A expenses as it moved to implement its new business strategy. This increase was partially offset by a reduction to management fees and professional fees over the comparative periods. In addition, during the most recent nine months the Company incurred a loss on the sale of its mineral property of $5,340,824, compared to Nil in the prior comparative period, which amount accounts for the most substantive change in the results period over period.

SIMLATUS CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2017

By:               /s/Gary Tilden
Name:         Gary Tilden
Title:           President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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